UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

UMATRIN HOLDING LIMITED
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-153261

Delaware	87-0814235
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

315 Madison Ave 3rd Floor PMB #3050

New York City, NY 10017

(Address of principal executive offices)

Tel: 866.874.4888

(Registrant's telephone number, including area code)

Approximate Date of Mailing: January 6, 2016

UMATRIN HOLDING LIMITED

315 Madison Ave 3rd Floor PMB #3050

New York City, NY 10017

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OFUMATRIN HOLDING LIMITED

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement, and unless the context otherwise requires, "UMHL", "the Company", "we," "our" and "us" refers to Umatrin Holding Limited.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with proposed changes in our board of directors (the "Board") as a result of the Share Exchange transaction described below.  The date of this Information Statement is January 6, 2016.

This Information Statement is being mailed to our stockholders of record as of January 5, 2016 (the "Record Date"). The mailing date of this Information Statement will be on or about January 8, 2016. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the "Effective Date").

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Dato' Sri Warren Eu Hin Chai, who serves as our President, Chief Executive Officer and Chief Financial Officer, and sole director will resign from his executive officer position effective on the Effective Date. Our Board then appointed Dato' Liew Kok Hong to serve as our President, Chief Executive Officer, Chief Financial Officer, and director, Dato' Sri Warren Eu Hin Chai to serve as our Vice President and director, Dato' Osmantus Ang Kui Hwa, Teoh Bi Shan and Teng Ling Ching to serve as our other directors, with such appointments to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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BACKGROUND

On January 6, 2016 (the "Closing Date"), Umatrin Holding Limited ("UMHL", or the "Company") entered into a share exchange transaction whereby the Company acquired 80% of the equity interests of U Matrin Worldwide SDN BHD ("Umatrin"), in exchange for the issuance of 100,000,000 shares of its common stock to the two shareholders of Umatrin, Dato' Sri and Dato' Liew (the "Shareholder"). Immediately following the share exchange, the business of Umatrin became the business of UMHL. We refer to the transactions through which we acquired 80% of the ownership of the Umatrin as the "Share Exchange."

VOTING SECURITIES

Our authorized capital stock consists of 500,000,000 shares of Common Stock authorized, par value $0.00001 per share, of which 58,319,100 shares were outstanding as of the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 58,319,100 shares of Common Stock issued and outstanding.

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Exchange. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Exchange:

Name and Address of Beneficial Owner(1)	Number of Shares and Nature of Beneficial Ownership		Percent of Common Stock Outstanding(2)
Umatrin Group Ltd.(3)	44,304,100	(4)	76.0%
Dato' Sri Warren Eu Hin Chai	44,304,100	(5)	76.0%
All directors and executive officers as a group (1 person)	-		76.0%
Michael A. Zahorik	1,125,000		19.3%

___________________

(1)	Unless otherwise indicated, the business address of each director is c/o 315 Madison Ave 3rd Floor PMB #3050, New York City, NY 10017.

(2)	Based on 58,319,100 shares of our Common Stock outstanding immediately prior to the Share Exchange.

(3)	Principal offices located at 24 Lesperance Complex Providence Industrial Estate, Maha T2 0000.

(4)

Dato' Sri Warren Eu Hin Chai, our current President and Chief Executive Officer, is the sole stockholder of Umatrin Group Ltd. Through his position as the sole stockholder in Umatrin Group Ltd, Dato' Sri has the power to dispose of or direct the disposition of the shares of common stock in Umatrin Group Ltd. As a result, Dato' Sri may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock.

(5)	Refers to 44,304,100 shares owned by Umatrin Group Ltd. As reflected in footnote 4, Dato' Sri may be deemed to be the beneficial owner of these shares.

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Beneficial Ownership Immediately After the Share Exchange:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class(1)

Umatrin Group Ltd.(4)	44,304,100	(2)	28.0%
Dato' Liew Kok Hong	50,000,000		31.6%
Dato' Sri Warren Eu Hin Chai	74,184,100	(3)	46.9%
Dato'Osmantus Ang Kui Hwa	6,200,000		3.9%
Teoh Bi Shan	6,200,000		3.9%
Teng Ling Ching	6,200,000		3.9%
All officers and directors	142,784,100		90.2%

___________________

(1)

When calculating the percentage of shares for all the persons listed except for the calculation of the percentage of shares for all directors and officers as a group, the denominator is the number of shares of the Company's Common Stock outstanding immediately after the Share Exchange, namely, 158,319,100 shares of Common Stock.

(2)

Dato' Sri Warren Eu Hin Chai, our Vice President and director is the sole stockholder of Umatrin Group Ltd. Through his position as the sole stockholder in Umatrin Group Ltd, Dato' Sri has the power to dispose of or direct the disposition of the shares of common stock in Umatrin Group Ltd. As a result, Dato' Sri may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock.

(3)

Includes (i) 29,880,000 shares owned directly by Dato' Sri, and (ii) 44,304,100 shares owned by Umatrin Group Ltd. As reflected in footnote 2, Dato' Sri may be deemed to be the beneficial owner of these shares.

(4)	Principal offices located at 24 Lesperance Complex Providence Industrial Estate, Maha T2 0000.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the closing of the Share Exchange, there will be a change in our Board and executive officers. Dato' Sri Warren Eu Hin Chai, who serves as our President, Chief Executive Officer and Chie Financial Officer, and sole director will resign from his executive officer position effective on the Effective Date. Our Board then appointed Dato' Liew Kok Hong to serve as our president, Chief Executive Officer, Chief Financial Officer and director, Dato' Sri Warren Eu Hin Chai to serve as our Vice President and director, Dato' Osmantus Ang Kui Hwa, Teoh Bi Shan and Teng Ling Ching to serve as our other directors, with such appointments to be effective on the Effective Date.

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Except for Dato' Sri Warren Eu Hin Chai, none of the other directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or our director, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position(s) with UMHL

Dato' Sri Warren Eu Hin Chai	37	President, Chief Executive Officer, Chief Financial Officer, sole director

Dato' Sri Warren Eu Hin Chai

On March 31, 2015, Dato' Sri Warren Eu Hin Chai was appointed President and Chief Executive Officer of UHML. Dato' Sri's reputation as a business leader in Malaysia and in other regions of Asia is well known. He is the founder of numerous successful companies offering goods and services in Malaysia and surrounding countries and one of them is SKH Media. He was awarded Sri Sultan Ahmad Shah Pahang (S.S.A.P.) from the Sultan of Pahang that carries the title "Dato' Sri" in year 2014. Prior to that, he was awarded Darjah Indera Mahkota Pahang (D.I.M.P.) from the Sultan of Pahang in year 2013 that carries the title Dato'. Dato' Sri holds a Doctorate of Philosophy (Ph.D.) in Finance from the Golden State University in the United States of America (USA), and is a successful business tutor and entrepreneur.

Director Appointee

Name	Age	Position

Dato' Liew Kok Hong	41	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer
Dato' Sri Warren Eu Hin Chai	37	Vice President, Director
Dato' Osmanthus Ang Kui Hwa	58	Director
Teoh Bi Shan	30	Director
Teng Ling Ching	36	Director

The bio of Dato' Sri Warren Eu Hin Chai is included under the description of Director prior to the Share Exchange above. The bios of the rest of the director appointees are as below.

Dato' Liew Kok Hong, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, and President appointee

Dato' Liew was awarded by the Royal of Pahang, Malaysia, as the "Darjah Kebesaran Mahkota Pahang Yang Amat Mulia Peringkat Kedua Darjah Indera Mahkota Pahang" with the title "Dato". He has more than 20 years' experience in strategic management and business leadership in E-commerce industries. Dato' Liew executes end-to-end strategies to advance Umatrin's position in high-growth markets, expand major market and pursue new customers, capitalize on strategic alliances and strengthen brand recognition. He also leads Umatrin's regional marketing teams, ensuring that Umatrin delivers its full capabilities to its regional and local markets. Dato' Liew is a veteran sales leader in JS Health and Beauty with nearly 20 years' experience in regional and global sales industry. He delivers consulting services, system integration and next-generation technology solutions. Dato' Liew has served in various senior executive sales roles and is recognized for his successful transforming and improving of sales performance by establishing disciplined, sustainable sales processes and driving revenue growth.

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Dato' Osmanthus Ang Kui Hwa, Director appointee

Dato' Osmanthus Ang, a graduate who holds a Doctorate of Philosophy in Business from University of Wisconsin, United States of America. She has started her own business since 1985 offering beauty and design services. She was the Founder and Chairman of Jashen Interior Design and had led the business to growth steadily and successfully. Dato' Osmanthus Ang is not only a successful entrepreneur, she has been actively involved in social causes. She is the Founder and President of United Commerce of Women, a non-governmental organization established to provide support to women especially single mother, to enhance their self-image, build their self-confidence and networks, to assist them to set up their own businesses or to form business partnerships. Her success in business and her contribution to society has been recognized and she was awarded with numerous awards, and one of them is "Darjah Kebesaran Mahkota Pahang Yang Amat Mulia Peringkat Kedua Darjah Indera Mahkota Pahang" with the title "Dato".

Teoh Bi Shan, Director appointee

Ms. Teoh joined Umatrin since April 2015 and has served as our legal advisor. She had successfully resolved the company legal dispute and had reorganized the management of the company towards ISO standards. She is a law graduate from University of Northumbria, United Kingdom. After she obtained her Certificate in Legal Practice (CLP), she joined Jeff Leong Poon & Wong and has advised public listed companies in fund raising and other corporate exercises on Bursa Malaysia including initial public offerings, trust deed, warrant, rights issues, bond issues, share split and restructuring. Thereafter, she shifted from a corporate lawyer to a litigator and joined Vin & Isaac Lee. She has several years of complex litigation experience in directorship dispute, partnership dissolution, business contract dispute and intellectual property dispute.

Teng Ling Ching, Director appointee

Mr. Teng was an accomplished systems administrator with more than 14 years of experience managing server infrastructures and data-center operations across multiple platforms such as Unix, Linux, Windows. He had effectively plan, install, configure and optimize the IT infrastructure to consistently achieve high ability and performance. He had proven his ability to create and deliver solutions for fast business growth, organizational development and systems/network optimization. Throughout his history of employment with MVM Home Entertainment and MNC Group Indonesia, he is well known as skilled troubleshooter and a great team leader in a range of IT environments.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

Our common stock was approved to trade on the OTC Bulletin Board system under the symbol "GOOO" on October 28, 2008. Effective April 1, 2015, the Company has received the new symbol of "UMHL". However, to date our Company's Common Stock is not actively traded on a daily basis. The OTC Pink does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

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The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an "audit committee financial expert."  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE MKT (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors' determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE MKT listing standards define an "independent director" generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director's exercise of independent judgment.

We do not currently satisfy the "independent director" requirements of the NYSE MKT, which requires that a majority of a company's directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2015, the Board held one meeting.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Dato' Sri Warren Eu Hin Chai, who serves as our President, Chief Executive Officer and Chief Financial Officer, and sole director resigned from his executive officer position effective on the Effective Date. Our Board then appointed Dato' Liew Kok Hong to serve as our president, Chief Executive Officer, Chief Financial Officer and director, Dato' Sri Warren Eu Hin Chai to serve as our Vice President and director, Dato' Osmantus Ang Kui Hwa, Teoh Bi Shan and Teng Ling Ching to serve as our other directors, with such appointments to be effective on the Effective Date.

Our Board appointed the following person to serve as executive officers of the Company in the following capacity:

Name	Age	Position

Dato' Liew Kok Hong	41	President, Chief Executive Officer, Chief Financial Officer
Dato' Sri Warren Eu Hin Chai	37	Vice President

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Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2015 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officers and directors are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incurs on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have one employee, of which Dato' Sri Warren Eu Hin Chai acts as our Chief Executive Officer and President.

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person's retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Due from related parties consists of the following:

	September 30,	December 31,
	2015	2014	Purpose
Dato Ho Phooi Keow	$-	$99,115	Advance
Global Bizrewards Sdn. Bhd.	32,776	28,587	Advance
Fine Portal Sdn Bhd	-	85,762	Advance
Multimedia Biz Solution Sdn. Bhd.	-	85,762	Advance
SKH Media Sdn. Bhd.	-	54,316	Advance
Creative Iconic Sdn. Bhd.	53,271	-	Advance
Sportlight Business Training Academy Sdn. Bhd.	17,985	-	Advance
Romance City Trading	3,813	-	Advance
Total Due from	107,845	353,542

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Due to related parties consists of the following:

	September 30,	December 31,
	2015	2014
Dato Sri Warren Eu Hin Chai	$502,446	$1,014,493	Advance
SKH Media Sdn. Bhd.	86,519	554,254	Advance
JS Health & Beauty Sdn. Bhd.	295,255	180,567	Inventory Purchase
Total Due to	884,220	1,749,314

The related parties' relationship to the Company are as follows:

Name	Relationship
Dato Ho Phooi Keow	Director, Majority Shareholder and Officer of the Company
Global Bizrewards Sdn. Bhd.	Related by common director, Dato' Sri Eu Hin Chai
Fine Portal Sdn. Bhd.	Related by common director, Dato' Sri Eu Hin Chai
Multimedia Biz Solution Sdn. Bhd.	Related by common director, Dato' Liew Kok Hong
SKH Media Sdn. Bhd.	Related by common director, Dato' Sri Eu Hin Chai
Dato Sri Warren Eu Hin Chai	Director and Shareholder of the Company
JS Health & Beauty Sdn. Bhd.	A Company owned by director Dato Liew Kok Hong

The amounts due from or due to related parties' were unsecured, non-interest bearing, and due on demand.

The Company purchased its inventory from supplier JS Health & Beauty Sdn. Bhd. The amounts of inventory purchased were $616,649 and $56,402 for the nine months ended September 30, 2015 and 2014, respectively.

The Company leased an office space from SKH Media Sdn. Bhd.. The rent expenses were $23,852 and $nil for the nine months ended September 30, 2015 and 2014, respectively.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Umatrin Holding Limited

c/o

315 Madison Ave 3rd Floor PMB #3050

New York City, NY 10017

Attn: Teoh Bi Shan

Telephone: 866.874.4888

Email: bishan@umatrin.com

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Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

UMATRIN HOLDING LIMITED

Dated: January 6, 2016	By:	/s/ Dato Sri Warren Eu Hin Chai
	Name:	Dato Sri Warren Eu Hin Chai
	Title:	President and Chief Executive Officer

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